SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF

2Q26

EARNINGS WEBCAST PRESENTATION

Webcast on Aug 11, 2026
9:00 am ET / 10:00 am BAT

Follow the presentation via website:

CLICK HERE

YPF S.A.

CONSOLIDATED RESULTS

INVESTOR RELATIONS CENTER

https://investors.ypf.com

Inversoresypf@ypf.com

Margarita.chun@ypf.com

IR TEAM

MARGARITA CHUN – IR MANAGER

VALENTINA LÓPEZ – IR

CHRISTIAN GONZÁLEZ – IR

2Q26	YPF	YPF	2Q26

MAIN HIGHLIGHTS OF 2Q26

	KPI	2Q26	1Q26	Q/Q Δ	2Q25	Y/Y Δ	1H26	1H25	Δ
Financial	Revenues	6,574	4,946	33%	4,641	42%	11,520	9,249	25%
	Adjusted EBITDA	2,804	1,594	76%	1,124	149%	4,398	2,369	86%
	Net Result	1,205	409	195%	58	N/A	1,614	48	N/A
	CAPEX	1,340	980	37%	1,160	16%	2,321	2,374	-2%
	FCF	824	871	-5%	(365)	N/A	1,695	(1,322)	N/A
	Net Debt	7,654	8,425	-9%	8,833	-13%	7,654	8,833	-13%
	Net Leverage Ratio (x)	1.09	1.57	-31%	1.93	-44%	1.09	1.93	-44%
Upstream	Hydrocarbon Production (Kboe/d) (1)	544.4	525.0	4%	545.7	0%	534.8	548.9	-3%
	Crude Oil (Kbbl/d)	265.5	271.0	-2%	247.9	7%	268.2	258.8	4%
	Natural Gas (Mm3/d)	37.3	32.8	14%	39.7	-6%	35.0	38.5	-9%
	NGL (Kbbl/d)	44.6	47.7	-6%	48.0	-7%	46.2	47.7	-3%
	Crude Oil Price (US$/bbl)	91.1	68.4	33%	59.5	53%	79.7	63.9	25%
	Natural Gas Price (US$/MBTU)	4.2	2.9	44%	4.1	3%	3.6	3.5	2%
	Crude Oil Exports (Kbbl/d)	33.8	38.3	-12%	43.6	-23%	36.0	40.0	-10%
	Shale Oil Production (Kbbl/d)	212.7	205.4	4%	145.1	47%	209.1	146.2	43%
	Total Lifting Cost (US$/boe) (2)	8.4	8.7	-3%	12.3	-31%	8.6	13.8	-38%
	Lifting cost shale oil hub (US$/boe) (2)	4.0	3.7	9%	4.6	-12%	3.9	4.5	-14%
Midstream & Dw	Crude Processed (Kbbl/d)	350.8	344.3	2%	301.4	16%	347.6	309.6	12%
	Refineries' Utilization Rate (%)	104%	102%	2%	89%	16%	103%	92%	12%
	Local Fuels Volume Sold (Km3) (3)	3,869	3,631	7%	3,532	10%	7,501	6,937	8%
	Local Fuels Net Price (US$/m3)	920	717	28%	641	43%	821	669	23%
	Imported Fuels (Km3) (3)	-	-	N/A	95	N/A	-	173	N/A
	R&M Adj. EBITDA (US$/bbl)	23.2	14.9	56%	13.0	79%	19.1	14.3	34%

In US$ million, unless noted otherwise. EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items. Net Leverage Ratio = Net Debt / LTM Adj. EBITDA. FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). Fuels = diesel + gasoline. R&M is refining and marketing business, it excludes petrochemicals and agro products. 2025 figures for R&M Adj. EBITDA have been restated due to a reallocation of credits and debits taxes from Midstream & Downstream to Corporate & Others segment.
(1) Includes additional 4.9% production of Bandurria Sur block, not consolidated in YPF balance sheet. (2) Underlying lifting costs (total and shale oil hub, respectively) excludes specific well servicing costs. Including this impact, lifting costs in US$/BOE would have been 8.7 and 4.5 in 2Q26; 8.8 and 4.0 in 1Q26; 12.3 and 4.7 in 2Q25; 8.7 y 4.3 in 1H26; and 13.8 and 4.6 in 1H25. (3) Local fuel volume sold and Fuel imports include Refinor for the 1H26 (31km3 in Diesel, 42km3 in Gasoline, zero fuel imports), 2Q26 (20km3 in Diesel, 21km3 in Gasoline, zero fuel imports), 1Q26 (11km3 in Diesel, 21km3 in Gasoline, zero fuel imports) and 4Q25 (zero fuel volume sold, zero fuel imports). YPF owns 100% of Refinor as from Oct-25.

Adj. EBITDA reached a record US$2,804 million (+76% q/q and +149% y/y), marking the highest quarterly EBITDA in YPF history. EBITDA margin rose to 43% (vs. 32% in 1Q26 and 24% in 2Q25), the strongest level of the past 20 years.  Sequential rise was primarily driven by higher shale production, record processing level, the rally in international prices (also reflecting a higher valuation of crude oil and refined product inventories) and peak seasonal sales of natural gas, slightly offset by higher costs in real terms. Interannual growth was mostly due to the 30% reduction in lifting costs and 16% higher processing level with zero imports and stronger demand, besides greater international prices impact.

2Q26	YPF	YPF	2Q26

CAPEX reached US$1,340 million (37% q/q and +16% y/y), allocating 77% to unconventional operations. The increase was mainly due to the accrual of the signing bonus for five unconventional blocks for Argentina LNG Project, with investments will be deployed over the coming years, besides upstream facilities at La Angostura Sur and Norte. We expect a further acceleration of shale investments in 2H26.

Shale oil production averaged 213 kbbl/d (+4% q/q and +47% y/y), representing 80% of our total oil production (vs. 76% in 1Q26 and 59% in 2Q25). We expect production ramp-up to accelerate in 2H26, remaining on track to meet our full-year guidance of 215 kbbl/d and the exit rate of 250 kbbl/d.

In May-26, YPF submitted LLL Oil Project under RIGI regime, as the country’s largest upstream oil export initiative. The project encompasses five unconventional blocks, 100% developed by YPF, with more than 1,150 well inventory and CAPEX estimated at US$25 billion over 15 years, targeting a production plateau of ~240 kbbl/d in 2032 onwards, fully exported through VMOS. Given the scale of the project, approval may be structured through separate SPVs.

Processing levels at our refineries reached a new record-high of 351 kbbl/d (+2% q/q and +16% y/y), while also setting record production of gasoline and middle distillates, allowing us to avoid imports and meet domestic demand, as well as supply local refiners and expand exports, partially offset by programmed maintenance at Luján de Cuyo refinery in Apr-26. The y/y increase is mainly explained by programmed maintenance shutdown at La Plata refinery in 2Q25.

Free Cash Flow ended again in positive territory at US$824 million (-US$47 million q/q and +US$1.2 billion y/y), the third largest free cash flow generation in our history. This was supported by all-time high EBITDA, mainly driven by upward trend in international prices and outstanding operational performance. As a result, our net leverage ratio decreased to 1.1x, nearly half the level reported in 3Q25 (2.1x), while reaching the lowest level of the last 11 years.

Progress on our main projects:

•         Andes II: we completed the exit from Manantiales Behr in May-26. In Aug-26, we signed the sale of 2 clusters in the provinces of Mendoza and La Pampa (~17 kbbl/d): Chachahuen and Mendoza Non-Operated, for a total sale price of ~US$405 million (subject to closing). Excluding divested assets, ~95% of our oil production would come from shale.

•         VMOS: remains on track to reach COD by the end of Q4 this year, with a progress of ~80% as of Jul-26, expecting first oil by early 2027.

•         Argentina LNG: Eni and XRG joined the upstream development (5 shale gas blocks in Vaca Muerta: Meseta Buena Esperanza I & II, Las Tacanas I & II, and Aguada Villanueva Grande), each holding 32% stake, while YPF will remain the operator with 36% stake.

Buenos Aires, 08/10/2026 – YPF (ByMA: YPFD | NYSE: YPF1). Information based on financial statements (FS) prepared according to IFRS in force in Argentina. The sum of the parts of certain figures is subject to rounding. The Company’s functional currency is US$.

1. ANALYSIS OF CONSOLIDATED RESULTS OF 2Q26

Consolidated Revenues Breakdown	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Diesel	2,430	1,662	1,526	46.2%	59.2%	4,093	3,047	34.3%
Gasoline	1,332	1,130	923	17.9%	44.2%	2,462	1,960	25.6%
Natural gas as producers (third parties)	456	283	447	61.1%	2.2%	740	753	-1.7%
Other	1,257	998	1,025	25.9%	22.5%	2,254	2,014	12.0%
Total Domestic Market	5,475	4,073	3,922	34.4%	39.6%	9,548	7,774	22.8%
Jet fuel	184	158	73	16.2%	152.9%	342	167	105.0%
Grain and flours	216	143	172	50.8%	25.9%	359	305	17.9%
Crude oil	304	256	254	18.8%	19.8%	560	494	13.3%
Petchem & Other	395	316	221	25.3%	78.8%	711	510	39.5%
Total Export Market	1,099	873	719	25.9%	52.8%	1,972	1,475	33.7%
Total Revenues	6,574	4,946	4,641	32.9%	41.7%	11,520	9,249	24.6%

1 1 ADR = 1 share. Total issued capital stock amounted to 393,312,793 shares as of June-2026 (51% Argentina Government; 28% NYSE and 21% ByMA). As of August 4th, 2026, 1-10 stock split took place, increasing total issued capital stock to ~3,933.1 million shares, while par value decreased from AR$10/share to AR$1/share.

2Q26	YPF	YPF	2Q26

Net Revenues amounted to US$6,574 million (+33% q/q), mainly driven by the impact of higher local and international prices of diesel, gasoline, jet fuel, crude oil, petrochemicals, and other refined products, coupled with peak seasonal demand for diesel, natural gas, and grain and flour, supported by record processing levels. These effects were partially offset by lower local seasonal gasoline demand (soften by higher gasoline exports).

	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Lifting cost	(427)	(417)	(611)	2.5%	-30.1%	(844)	(1,369)	-38.4%
Other Upstream	(112)	(88)	(158)	28.0%	-29.0%	(200)	(305)	-34.5%
OPEX Downstream	(556)	(484)	(527)	14.9%	5.5%	(1,040)	(1,057)	-1.6%
Other Midstream & Downstream	(165)	(199)	(123)	-17.1%	34.0%	(364)	(238)	53.2%
LNG & IG, New Energies, Corp. & Other	(207)	(206)	(109)	0.5%	89.9%	(414)	(304)	36.2%
Total OPEX	(1,468)	(1,394)	(1,529)	5.3%	-4.0%	(2,862)	(3,273)	-12.6%
Depreciation & Amortization	(878)	(743)	(788)	18.2%	11.4%	(1,621)	(1,594)	1.7%
Royalties	(359)	(254)	(243)	41.4%	47.8%	(613)	(508)	20.6%
Other costs	(382)	(325)	(312)	17.5%	22.4%	(707)	(631)	12.1%
Total Other Costs	(1,619)	(1,322)	(1,343)	22.5%	20.6%	(2,941)	(2,733)	7.6%
Fuels imports (including jet fuel)	(4)	(3)	(53)	63.6%	-92.2%	(7)	(112)	-94.1%
Crude oil purchases to third parties	(878)	(671)	(442)	30.9%	98.7%	(1,548)	(927)	67.0%
Biofuel purchases	(305)	(281)	(244)	8.4%	25.0%	(587)	(470)	24.9%
Agro products purchases	(263)	(125)	(224)	110.6%	17.7%	(388)	(342)	13.4%
Other purchases	(191)	(199)	(246)	-3.8%	-22.4%	(389)	(385)	0.9%
Stock variations	178	5	(132)	N/A	N/A	183	(63)	N/A
Total Purchases & Stock Variations	(1,463)	(1,272)	(1,340)	14.9%	9.2%	(2,735)	(2,299)	19.0%
Other operating results, net	(203)	(80)	(26)	153.8%	680.8%	(283)	(349)	-18.9%
Inventories write-down and reversal of impairment losses of property, plant and equipment	(8)	-	9	N/A	N/A	(8)	9	N/A
Operating Costs + Purchases + Impairment of Assets	(4,761)	(4,068)	(4,229)	17.0%	12.6%	(8,829)	(8,645)	2.1%

Stock variations include price effects by US$ 219 million in 2Q26, (US$23) million for 1Q26, (US$96) million for 2Q25, US$ 196 million for 1H26 and (US$ 91) million for 1H25.

OPEX totaled US$1,468 million, up 5% q/q, primarily reflecting higher costs in real terms across all business units. Upstream costs increased due to greater well maintenance activity and higher natural gas production. In the M&D segment, OPEX rose on higher logistics costs associated with increased domestic and export sales. Other Costs reached US$1,619 million, up 22% q/q, mainly driven by higher depreciation and amortization at La Angostura Sur I and II following the commissioning of new wells. The increase also reflected higher royalties, supported by stronger oil prices and seasonal gas sales, as well as higher revenue-related taxes.

Purchases & Stock Variations amounted to US$1,463 million, up 15% q/q. Purchases increased sequentially, mainly due to higher prices for crude oil purchased from third parties, the seasonal peak in agricultural product purchases and higher biodiesel volumes to support stronger diesel sales. Notably, 2Q26 marked another quarter with no diesel or gasoline imports. Stock Variations were positive by US$178 million, compared with US$5 million in 1Q26, primarily reflecting a higher valuation of crude oil and refined product inventories due to rising international prices. This was partially offset by inventory drawdowns resulting from increased crude processing and diesel consumption to meet stronger seasonal demand.

Other operating net results were negative at US$203 million (vs. a negative US$80 million in 1Q26), primarily due to one-off results related to conventional assets’ divestment. While in 2Q26 we recorded negative results associated to the fair value of assets held for sale (Manantiales Behr) and commitment reassessment mostly related to mature fields, in 1Q26 we accrued a negative provision for operating optimizations.

Consolidated Net Income Breakdown	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Operating income / (loss)	1,813	878	412	106.5%	340.0%	2,691	604	345.5%
Result from equity interests in associates and joint ventures	115	101	(6)	13.9%	N/A	216	75	188.0%
Financial results, net	(130)	(327)	(256)	-60.2%	-49.3%	(457)	(501)	-8.8%
Net result before tax	1,798	652	150	175.8%	1101.3%	2,450	178	1277.6%
Income tax	(593)	(243)	(92)	144.0%	546.9%	(836)	(130)	543.8%
Net result	1,205	409	58	194.6%	1977.6%	1,614	48	3262.5%
Net Income before impairment of assets	1,210	409	52	195.9%	2220.6%	1,619	42	3741.5%

2Q26	YPF	YPF	2Q26

Financial net results posted a loss of US$130 million, mainly explained by interest expenses, partially offset by gains in dollar terms from our cash management. This represents a significant improvement from the US$327 million loss recorded in 1Q26, mainly reflecting the positive impact of the lower value of short-term trade payables denominated in local currency.

The income tax recorded a charge of US$593 million (compared to a charge of US$243 million in 1Q26), reflecting higher operating results for the period. Consequently, the net result totaled a gain of US$1,205 million, compared to the US$409 million gain recorded in 1Q26.

Finally, as part of initiatives to enhance market accessibility, YPF successfully completed a 1-for-10 stock Split in ByMA, which became effective on August 4, 2026, adjusting the ADR-share ratio, from 1:1 to 1:10. Importantly, the split does not affect shareholders’ economic interests, ownership percentages, or voting rights.

2. ADJ. EBITDA & CAPEX

2.1 ADJ. EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Net result	1,205	409	58	194.6%	N/A	1,614	48	N/A
Financial results, net	130	327	256	-60.2%	-49.3%	457	501	-8.8%
Result from equity interests in associates and joint ventures	(115)	(101)	6	13.9%	N/A	(216)	(75)	188.0%
Income tax	593	243	92	144.0%	546.9%	836	130	543.8%
Unproductive exploratory drillings	3	9	1	-66.7%	200.0%	12	1	N/A
Depreciation & amortization	878	743	788	18.2%	11.4%	1,621	1,594	1.7%
Inventories write-down and (reversal) of impairment losses of property, plant and equipment	8	-	(9)	N/A	N/A	8	(9)	N/A
EBITDA	2,702	1,630	1,192	65.8%	126.7%	4,332	2,190	97.8%
Leasing	(94)	(86)	(82)	9.9%	15.6%	(180)	(167)	8.1%
Provision for operating optimizations	(13)	70	30	N/A	N/A	57	30	90.0%
Result from sale of assets	-	(4)	(168)	N/A	N/A	(4)	(182)	-97.8%
Result from changes in fair value of assets held for sale	147	(14)	44	N/A	234.1%	133	244	-45.5%
Provision for severance indemnities	(6)	-	-	N/A	N/A	(6)	26	N/A
Provision for obsolescence of materials and equipment	(11)	(9)	123	22.2%	N/A	(20)	259	N/A
Result from revaluation of companies	-	-	(45)	N/A	N/A	-	(45)	N/A
Result from liabilities for agreements	82	-	-	N/A	N/A	82	-	N/A
Miscellaneous – Mature Fields & Others	(3)	7	29	N/A	N/A	4	13	-71.9%
Adjusted EBITDA	2,804	1,594	1,124	75.9%	149.5%	4,398	2,368	85.7%

2.2 ADJ. EBITDA & CAPEX BY SEGMENT

	By Segment	2Q26	1Q26	Q/Q Δ	2Q25	Y/Y Δ	1H26	1H25	Δ
Adj. EBITDA	Upstream	1,725	1,148	50%	786	119%	2,873	1,568	83%
	Midstream & Downstream	967	598	62%	468	107%	1,565	1,014	54%
	LNG & IG	(2)	-	N/A	(0)	338%	(2)	(5)	-60%
	New Energies	39	27	45%	26	51%	66	64	4%
	Corp	(154)	(147)	4%	(90)	72%	(301)	(181)	67%
	Eliminations & Others	228	(32)	N/A	(66)	N/A	196	(92)	N/A
	Total Adj. EBITDA	2,804	1,594	76%	1,124	149%	4,398	2,369	86%
CAPEX	Upstream	1,066	783	36%	864	23%	1,849	1,843	0%
	Midstream & Downstream	213	151	41%	246	-13%	363	450	-19%
	LNG & IG	23	18	28%	14	64%	41	17	141%
	New Energies	8	9	-11%	8	0%	17	19	-8%
	Corp	31	19	61%	28	12%	50	46	10%
	Total CAPEX	1,340	980	37%	1,160	16%	2,321	2,374	-2%

Note: Midstream & Dw Adjusted EBITDA excludes inventories prices effect of oil products, which are included in Eliminations & Other.

CAPEX new definition: During 2Q26, the criteria to define “Investments” was revised. Additions to PP&E and intangible assets, excluding well abandonment costs and consumption of the period in the Operating Costs, among other adjustments, are now reported excluding acquisitions, due to M&A, impacting on 2Q26 only. It should be noted that this new definition does not imply any change to the Company’s accounting standards.

2Q26	YPF	YPF	2Q26

3. ANALYSIS OF RESULTS BY SEGMENT

3.1 UPSTREAM

Upstream Financials	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Crude oil	2,179	1,644	1,323	32.5%	64.6%	3,823	2,969	28.7%
Natural gas	537	346	541	55.3%	-0.7%	884	935	-5.5%
Other	25	31	31	-20.0%	-19.2%	55	58	-4.1%
Revenues	2,741	2,021	1,895	35.6%	44.6%	4,762	3,962	20.2%
Depreciation & amortization	(632)	(522)	(588)	21.1%	7.5%	(1,154)	(1,190)	-3.0%
Lifting cost	(427)	(417)	(611)	2.5%	-30.1%	(844)	(1,369)	-38.4%
Royalties	(356)	(253)	(242)	41.1%	47.0%	(609)	(505)	20.7%
Other costs	(371)	(214)	(262)	73.4%	41.3%	(584)	(810)	-27.9%
Operating income before impairment of assets	955	616	191	55.0%	400.0%	1,571	88	N/A
Operating income / (loss)	955	616	191	55.0%	400.0%	1,571	88	N/A
Depreciation & amortization	632	522	588	21.1%	7.5%	1,154	1,190	-3.0%
Unproductive exploratory drillings	-	9	1	N/A	N/A	9	1	800.0%
EBITDA	1,587	1,147	780	38.4%	103.5%	2,734	1,279	113.8%
Leasing	(55)	(49)	(51)	14.2%	7.9%	(104)	(100)	3.9%
Provision for operating optimizations	(13)	70	30	N/A	N/A	57	30	90.0%
Result from sale of assets	-	(4)	(168)	N/A	N/A	(4)	(182)	-97.8%
Result from changes in fair value of assets held for sale	147	(14)	44	N/A	234.1%	133	244	-45.5%
Provision for severance indemnities	(6)	-	-	N/A	N/A	(6)	26	N/A
Provision for obsolescence of materials and equipment	(11)	(9)	123	22.2%	N/A	(20)	259	N/A
Result from liabilities for agreements	82	-	-	N/A	N/A	82	-	N/A
Miscellaneous – Mature Fields	(5)	7	29	N/A	N/A	1	12	-89.0%
Adjusted EBITDA	1,725	1148	786	50.3%	119.4%	2,873	1,568	83.2%
CAPEX	1,066	783	864	36.0%	23.3%	1,849	1,843	0.3%

Unit Cash Costs	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$/boe
Lifting Cost (*)	8.4	8.7	12.3	-3.0%	-31.4%	8.6	13.8	-37.8%
Royalties and other taxes	8.5	6.3	6.2	34.6%	38.5%	7.4	6.4	16.5%
Other Costs	2.5	2.2	3.4	16.3%	-25.9%	2.3	3.4	-31.4%
Total Cash Costs (US$/boe)	19.7	17.3	21.8	13.8%	-9.9%	18.5	23.6	-21.5%

(*) Underlying lifting cost excludes specific well servicing costs. Including this impact, lifting cost in US$/BOE would have been 8.7 in 2Q26; 8.8 in 1Q26; 12.3 in 2Q25; 8.7  in 1H26; and 13.8 in 1H25.

Revenues totaled US$2.7 billion (+36% q/q), primarily driven by higher crude oil prices (+33% q/q), and seasonal peak sales of natural gas (+43% price and +8% volume), supported by shale gas expansion. These effects were slightly offset by lower oil volume sold (-1% q/q), as the expansion in shale oil production did not compensate for the divesting program in the conventional business.

Depreciation and amortization amounted to US$632 million (+21% q/q), mainly explained by higher activity at La Angostura Sur I and II.

Lifting costs reached US$8.4/BOE (-3% q/q), primarily driven by higher seasonal natural gas production and divestment of the conventional Manantiales Behr block in May-26, partially offset by higher costs in real terms. Conventional lifting costs amounted to US$23.6/BOE (+8% q/q). It is worth noting that interannually, lifting costs reflected a strong reduction of 31%, mostly on the back of the exit program from mature fields.

Zooming into the lifting cost in our shale oil hub2 (at 100% stake), it continued at a very competitive level of US$4.0/BOE.

2 Five shale oil blocks operated by YPF: La Angostura Sur I and II (YPF owns 100%), Loma Campana (50%), La Amarga Chica (50%), Bandurria Sur (40% as of 1Q26, and 44.9% as from May-26) and Aguada del Chañar (51%). La Angostura Sur is south-hub block and the rest core-hub blocks.

Underlying lifting costs (total and shale oil hub, respectively) excludes specific well servicing costs. Including this impact, lifting costs in US$/BOE would have been 8.7 and 4.5 in 2Q26; 8.8 and 4.0 in 1Q26; 12.3 and 4.7 in 2Q25; 8.7 y 4.3 in 1H26; and 13.8 and 4.6 in 1H25.

2Q26	YPF	YPF	2Q26

Royalties and other taxes averaged US$8.5/BOE (+35% q/q), mainly reflecting higher realized oil prices and seasonally stronger natural gas prices. Other costs amounted to US$371 million (+73% q/q), mainly explained by higher one-off costs related to the divestment of conventional assets, and to a lesser extent, increased taxes related to revenues.

Adj. EBITDA totaled US$1,725 million (+50% q/q), mainly supported by higher realized oil prices, following the upward trend in international prices, as well as stronger seasonal natural gas sales during the winter peak demand period, partially offset by higher royalties and taxes associated with revenues.

CAPEX amounted to US$1,066 million (+36% q/q), with more than 95% deployed on unconventional areas (primarily drilling and workover activities). The sequential increase is mainly explained by the accrual of the signing bonus for the unconventional concessions of the 5 blocks that will be fully dedicated to Argentina LNG Project. Total CAPEX is expected to increase during 2H26 to support the shale production growth plan.

Gross unconventional horizontal oil wells recorded outstanding metrics in 2Q26:

•         Drilled wells increased 22% q/q, recording 56 wells (66% average working interest or “avg. WI”) vs. 46 wells (56% avg. WI) in 1Q26, all of them drilled in blocks operated by YPF;

•         Completed wells followed the same upward trend, increasing 30% q/q to 61 wells (53% avg. WI) vs. 47 wells (59% avg. WI) in 1Q26, being 11 and 1 wells non-operated by YPF, respectively; and

•         Tied‑in wells strongly increased 51% q/q to 65 wells (53% avg. WI) vs. 43 wells in 1Q26 (60% avg. WI), being 11 and 1 non‑operated by YPF, respectively.

It is worth highlighting that we achieved a new operational record in Vaca Muerta, completing 203 consecutive hours of hydraulic fracking (more than 8.5 days of uninterrupted activity) at Bandurria Sur block. This milestone was monitored by the Real Time Intelligence Center (RTIC), reflecting a fully remote and autonomous fracking operation, fully completed without incidents.

In terms of efficiencies within our unconventional operations, during 1H26 we delivered strong drilling and fracking performance. We averaged 354 meters/day of drilling in our shale oil hub blocks, and reached 11.4 stages/set/day on unconventional fracking (equivalent to 302 stages per set per month), supported with 19.2 pumping hours per day.

Upstream Operating data	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures
Net Production Breakdown
Crude Production (Kbbld)	265.5	271.0	247.9	-2.0%	7.1%	268.2	258.8	3.6%
Conventional	52.0	64.9	101.7	-19.9%	-48.8%	58.5	111.4	-47.5%
Shale	212.7	205.4	145.1	3.6%	46.6%	209.1	146.2	43.0%
Tight	0.7	0.7	1.0	-0.6%	-30.4%	0.7	1.2	-40.7%
NGL Production (Kbbld)	44.6	47.7	48.0	-6.4%	-7.1%	46.2	47.7	-3.2%
Conventional	6.6	6.8	12.5	-3.7%	-47.4%	6.7	12.7	-47.0%
Shale	37.9	40.7	35.1	-6.8%	8.0%	39.3	34.5	14.0%
Tight	0.1	0.2	0.4	-34.7%	-68.1%	0.2	0.6	-69.7%
Gas Production (Mm3d)	37.3	32.8	39.7	13.6%	-6.2%	35.0	38.5	-9.1%
Conventional	6.9	7.3	11.1	-5.3%	-37.3%	7.1	11.3	-36.6%
Shale	27.5	22.8	25.0	20.7%	9.7%	25.1	23.6	6.3%
Tight	2.8	2.7	3.6	4.8%	-21.3%	2.8	3.6	-23.8%
Total Production (Kboed)	544.4	525.0	545.7	3.7%	-0.2%	534.8	548.9	-2.6%
Conventional	102.3	117.8	183.9	-13.2%	-44.4%	110.0	194.9	-43.5%
Shale	423.4	389.2	337.7	8.8%	25.4%	406.4	329.4	23.4%
Tight	18.7	18.0	24.1	4.1%	-22.5%	18.3	24.6	-25.7%
Average realization prices
Crude Oil (USD/bbl)	91.1	68.4	59.5	33.4%	53.2%	79.7	63.9	24.8%
Natural Gas (USD/MMBTU)	4.2	2.9	4.1	43.7%	3.1%	3.6	3.5	2.0%

Crude oil production recorded 265 kbbl/d (-2% q/q), primarily reflecting the divestment of conventional assets, partially offset by continued shale oil growth, boosted by the strong performance of La Angostura Sur block. As a result, shale oil accounts for 80% of total crude oil production.

2Q26	YPF	YPF	2Q26

Natural gas production expanded by +14% q/q to 37.3 mm3/d, mainly driven by higher shale gas output (+21% q/q), led by La Calera, Rincón del Mangrullo, Aguada Pichana Oeste and Aguada de la Arena blocks. This effect was partially offset by slightly lower conventional output, as we keep divesting in our conventional mature fields.

NGLs production slightly decreased by -6% q/q to 44.6 kbbl/d, mostly explained by operating maintenance activities and marginal production restrictions, slightly offset by the increase in the capacity and better performance in Mega treatment plant.

3.2 MIDSTREAM & DOWNSTREAM

Midstream & Downstream Financials	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Diesel (third parties)	2,430	1,662	1,526	46.2%	59.2%	4,093	3,047	34.3%
Gasoline (third parties)	1,332	1,130	923	17.9%	44.2%	2,462	1,960	25.6%
Other domestic market	854	619	622	37.8%	37.2%	1,473	1,275	15.5%
Export market	1,066	846	680	26.1%	56.8%	1,912	1,399	36.6%
Revenues	5,682	4,257	3,752	33.5%	51.4%	9,939	7,682	29.4%
Depreciation & amortization	(182)	(176)	(162)	3.4%	12.3%	(358)	(327)	9.5%
OPEX Downstream	(556)	(484)	(527)	14.9%	5.5%	(1,040)	(1,057)	-1.6%
Fuels imports (including jet fuel - third parties)	(4)	(3)	(53)	63.6%	-92.2%	(7)	(112)	-94.1%
Crude oil purchases (intersegment + third parties)	(3,042)	(2,306)	(1,765)	31.9%	72.4%	(5,348)	(3,896)	37.3%
Biofuel purchases (third parties)	(305)	(281)	(244)	8.4%	25.0%	(587)	(470)	24.9%
Agro products purchases (third parties)	(263)	(125)	(224)	110.6%	17.7%	(388)	(342)	13.4%
Stock variations	(156)	668	(114)	N/A	37.3%	512	(10)	N/A
Other	(458)	(466)	(347)	-1.5%	32.2%	(924)	(728)	26.8%
Operating income / (loss) before impairment of assets	715	1,085	317	-34.1%	125.8%	1,800	739	143.5%
Inventories write-down and reversal of impairment losses of property, plant and equipment	(8)	-	-	N/A	N/A	(8)	-	N/A
Operating income / (loss)	707	1,085	317	-34.8%	123.2%	1,792	739	142.4%
Depreciation & amortization	182	176	162	3.4%	12.3%	358	327	9.5%
Inventories write-down and reversal of impairment losses of property, plant and equipment	8	-	-	N/A	N/A	8	-	N/A
EBITDA	897	1,261	479	-28.9%	87.4%	2,158	1,066	102.4%
Leasing	(38)	(30)	(29)	26.8%	31.7%	(68)	(64)	5.2%
Result from revaluation of companies	-	-	(44)	N/A	N/A	-	(44)	N/A
Adjusted EBITDA	859	1,231	406	-30.2%	111.5%	2,090	958	118.2%
Inventories price effect of oil products	(108)	633	(61)	N/A	75.8%	525	(56)	N/A
Adjusted EBITDA excl. inventories price effect of oil products	967	598	468	61.8%	106.8%	1,564	1,014	54.3%
CAPEX	213	151	246	41.3%	-13.4%	363	450	-19.2%

Stock variations include price effects by (US$101) million for 2Q26, US$636 million for 1Q26, (US$60) million in 2Q25, US$ 535 million for 1H26 and (US$ 52) million for 1H25.

Revenues totaled US$5.682 million (+33% q/q), mostly driven by higher local and international prices of diesel, gasoline, jet fuel, crude oil, petrochemicals and other refined products. Moreover, we recorded seasonally stronger diesel and grain and flour demand and higher gasoline exports, partially offset by local off-peak gasoline demand.

OPEX Downstream amounted to US$556 million (+15% q/q), mainly due to higher costs in real terms, as well as increased transportation costs on the back of higher sales and operating activity, partially offset by further efficiency gains across Industrial Operations and Logistics, including optimized maintenance turnaround schedules, the improved fuel supply for fracturing operations, and improved land transportation contracts.

2Q26	YPF	YPF	2Q26

Fuel imports rose US$1 million q/q, explained by higher jet fuel prices. Excluding jet fuel, fuel imports represented 0% of total fuel sales, in line with 1Q26.

Crude oil purchases (intersegment + third parties) totaled US$3,042 million (+32% q/q), primarily on the back of higher crude oil prices, partially offset by a decline in purchased volumes due to inventory consumption, despite lower total oil production. Biofuel purchases rose 8% q/q, driven by a 9% increase in biodiesel (+5% in volume, +4% in price) reflecting higher blending levels to meet seasonal diesel demand, and 8% growth in bioethanol (+9% in volume, -1% in price), due to higher regulated blending levels, increasing from 12% to 15% under Resolution 79/2026 of the Secretary of Energy. Agri product purchases grew by 111% q/q, in line with higher seasonal sales of fertilizers, grains and flour.

Stock variations were negative at US$156 million (vs. a positive US$668 million in 1Q26), reflecting the mark-to-market effect of lower reference prices by the end of June on inventory valuation and, to a minor extent, inventory drawdown to address higher diesel demand. In contrast, 1Q26 was impacted by higher reference prices and inventory restocking.

Adj. EBITDA, excluding inventories price effect of oil products, reached US$967 million in 2Q26 (+62% q/q), mostly explained by the rally in international prices, boosted by strong crack spreads, largely incorporated into local fuel prices, coupled with record high processing levels.

Adj. EBITDA of the Refining & Marketing business, in unit terms, expanded to US$23.2/bbl, compared to US$14.9/bbl in 1Q26, reflecting the effects mentioned above.

CAPEX stood at US$213 million (+41% q/q), mainly driven by maintenance and integrity activities, the completion of diesel hydrotreating unit at Luján de Cuyo refinery, and accelerated execution of midstream gas projects. The composition was: 39% midstream oil and gas, 38% refining, 16% logistics and 7% commercial and others.

In our refineries, during 2Q26 CAPEX was mainly allocated to the following projects:

•         New fuel specifications project, in line with Resolution No. 492/2023 (Secretary of Energy), we completed the works related to the new diesel hydrotreating unit at the Luján de Cuyo refinery, operational since July, enabling full compliance with new diesel specifications. Moreover, following the completion of the Extended Basic Engineering phase, in May-26, the company approved the FID for the new hydrotreating units at La Plata and Plaza Huincul. Once completed, YPF’s refining system will be fully compliant with diesel specifications.

•         Revamping of topping units, at Luján de Cuyo refinery, enabling 100% shale oil processing.

In our midstream oil business unit, we continued moving forward in our main projects:

•         VMOS (Allen – Punta Colorada, ~440-km oil export dedicated pipeline, YPF: 30%): ~80% complete (Jul-26), expecting first oil export by early 2027 (~180 kbbl/d capacity), growing to ~550 kbbl/d in 2H27.

•         La Angostura Sur Evacuation Project: the construction of a new pipeline connecting our new flagship shale oil block and South Hub to LLL–Centenario pipeline, reached more than 60% progress and is expected to be operational in 3Q26.

•         Oldelval completed the latest phase of its expansion project in Aug-26, adding ~150 kbbl/d through pumping station upgrades and polymers. As a result, total transportation capacity increased to ~690 kbbl/d.

In our midstream gas business unit, we also continued making progress on our main projects:

•         Loma La Lata gas treatment plant, during 2Q26 we completed the revamping work to expand current capacity and improve the treatment of associated gas.

•         South Hub gathering project, progress continues with the gas evacuation infrastructure in the Puesto López–LLL gas pipelines, different pipeline sections expected to be completed between 3Q26 and 1Q27.

•         North Hub gathering project, after completing the construction of a new gas pipeline connecting Narambuena and Bajo del Toro blocks with El Portón Industrial Complex, we continued making progress on gas treatment facilities, expected to be operational in 1Q27.

In logistics, we moved forward with:

•         Revamping of Luján de Cuyo – Monte Cristo product pipeline (including the new Río Tercero pumping station). completed in 2Q26, further increasing the product evacuation capacity from the Luján de Cuyo refinery.

2Q26	YPF	YPF	2Q26

Midstream & Downstream Operating data	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures
Crude processed (Kbbld)	350.8	344.3	301.4	1.9%	16.4%	347.6	309.6	12.3%
Refinery utilization (%)	103.8%	101.9%	89.2%	191bps	1463bps	102.8%	91.6%	1124bps
Sales volume to third parties (YPF stand alone)
Sales of refined products (Km3)	5,193	5,023	4,614	3.4%	12.5%	10,217	9,294	9.9%
Total domestic market	4,565	4,275	4,221	6.8%	8.1%	8,840	8,327	6.2%
of which Gasoline	1,500	1,577	1,413	-4.9%	6.2%	3,077	2,893	6.4%
of which Diesel	2,360	2,052	2,119	15.0%	11.4%	4,411	4,044	9.1%
Total export market	628	749	393	-16.1%	60.0%	1,377	967	42.5%
Sales of petrochemical products (Ktn)	236	201	209	17.1%	12.6%	437	382	14.3%
Domestic market	138	120	111	15.3%	24.1%	258	228	13.0%
Export market	98	82	98	19.6%	-0.5%	179	154	16.2%
Sales of fertilizers, grain and flours (Ktn)	601	385	559	55.9%	7.6%	986	954	3.4%
Domestic market	118	83	124	42.1%	-4.8%	201	206	-2.5%
Export market	483	302	434	59.7%	11.1%	785	748	5.0%
Net average prices
Gasoline (USD/m3) (domestic market)	824	659	595	25.0%	38.5%	739	618	19.7%
Diesel (USD/m3) (domestic market)	981	761	673	28.9%	45.7%	878	706	24.4%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Crude oil processed averaged 351 kbbl/d (+2% q/q), setting another record-high, with a refining utilization of 104%, supported by strong operational performance across our refineries, partially offset by programmed maintenance shutdown at the Luján de Cuyo refinery (Apr-26). It was combined with record production of gasoline and middle distillates, enabling us to meet local demand, avoid fuel imports, while also supplying local refiners and expand exports. Interannually, processing rose 16% as 2Q25 was impacted by maintenance stoppage at La Plata refinery.

Domestic fuels sales volumes (YPF stand alone) reached 3,860 thousand m3, increasing by 6% q/q, driven by higher seasonal diesel demand (+15% q/q), partially offset by off-peak gasoline demand (-5% q/q). Also, lower LPG exports were mostly offset by local LPG sales.

Petrochemicals sales volumes rose 17% q/q, driven by stronger local demand for propylene and methanol and higher demand for aromatics in the export market. Fertilizers’ sales volume (100% local) rose 42% q/q, while grain and flour sales volumes (94% exports in 2Q26 and 1Q26) increased by 59% q/q, both mainly explained by higher seasonality.

Net average fuel price in local market measured in dollar terms grew by 28% q/q, reflecting the surge in international reference prices that began in March, which were largely passed through to prices at the pump. As a result, net average fuel price in local market was US$920/m3, while import parity was US$1,015/m3.

3.3 LNG & INTEGRATED GAS

LNG & Integrated Gas	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Natural gas (intersegment + third parties)	552	349	539	58.0%	2.4%	902	922	-2.2%
Other	30	22	25	36.7%	18.8%	52	43	21.6%
Revenues	582	371	565	56.8%	3.1%	953	965	-1.2%
Depreciation & amortization	(33)	(1)	-	N/A	N/A	(34)	(1)	N/A
Natural gas purchases (intersegment + third parties)	(550)	(343)	(532)	60.3%	3.4%	(893)	(937)	-4.7%
Operating cost & Other	(34)	(28)	(33)	21.5%	3.2%	(62)	(32)	94.8%
Operating profit or loss before impairment of assets	(35)	(1)	(0)	N/A	N/A	(36)	(5)	610.3%
Operating profit or loss	(35)	(1)	(0)	N/A	N/A	(36)	(5)	610.3%
Depreciation & amortization	33	1	-	N/A	N/A	34	1	N/A
EBITDA	(2)	0	(0)	N/A	363.8%	(2)	(5)	-62.1%
Leasing	-	-	(0)	N/A	N/A	-	(1)	N/A
Adjusted EBITDA	(2)	0	(0)	N/A	114.9%	(2)	(5)	-69.4%
CAPEX	23	18	14	27.8%	64.3%	41	17	141.2%

2Q26	YPF	YPF	2Q26

Adj. EBITDA was negative at US$ 2 million (vs. neutral in 1Q26), mainly due to higher natural gas purchases and operating costs in real terms, partially offset by increased natural gas sales (price and volume) in line with peak winter demand, particularly from gas distribution companies, to address residential demand.

CAPEX remained primarily related to engineering activities associated with Argentina LNG Project.

Our affiliate, Mega, a leading natural gas liquids processing company in Argentina (YPF’s equity stake: 38%), completed the Phase 1 of its liquids production capacity by adding a new fractionation train in May-26. This milestone enabled an 18% increase in MEGA's original production capacity of 4,800 t/d (capex of ~US$260 million). Moreover, the company has recently approved an expansion program to further increase the original capacity by 50%, expecting COD by 2H28. The project has recently become the first natural gas liquids production project approved under RIGI, reinforcing its strategic relevance within the Vaca Muerta value chain. Once completed, the expansion is expected to add ~1,500 ton/d of liquids production, with ~80% of the incremental volumes targeted for exports (capex of ~US$360 million). This initiative supports Mega’s development and export-oriented profile of Vaca Muerta.

3.4 NEW ENERGIES

New Energies	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Natural gas retail (third parties)	195	153	188	27.7%	3.8%	347	335	3.8%
Other	42	53	41	-21.0%	2.1%	96	86	10.6%
Revenues	237	206	229	15.0%	3.5%	443	421	5.2%
Depreciation & amortization	(7)	(14)	(11)	-50.0%	-36.4%	(21)	(25)	-16.0%
Natural gas purchases (intersegment + third parties)	(110)	(81)	(102)	37.2%	7.7%	(191)	(160)	19.3%
Operating cost & Other	(93)	(98)	(101)	-6.0%	-7.9%	(191)	(197)	-3.0%
Operating income before impairment of assets	27	13	15	107.7%	80.0%	40	39	2.6%
Reversal / (impairment) of property, plant and equipment	-	-	9	N/A	N/A	-	9	N/A
Operating income	27	13	24	107.7%	12.5%	40	48	-16.7%
Depreciation & amortization	7	14	11	-50.0%	-36.4%	21	25	-16.0%
Unproductive exploratory drillings	3	-	-	N/A	N/A	3	-	N/A
Reversal / (impairment) of property, plant and equipment	-	-	(9)	N/A	N/A	-	(9)	N/A
EBITDA	37	27	26	37.0%	42.3%	64	64	0.0%
Miscellaneous - Result from sale of companies	2	-	-	N/A	N/A	2	-	N/A
Adjusted EBITDA	39	27	26	45.4%	51.0%	66	64	3.5%
CAPEX	8	9	8	-11.1%	-0.5%	17	19	-8.1%

Adj. EBITDA totaled US$39 million (+45% q/q), primarily explained by the performance of our subsidiary Metrogas, reflecting higher seasonal natural gas sales, partially offset by lower price in dollar terms and weaker revenues from other sales related to transportation and distribution services.

It is worth noting that in Jul-26, our subsidiary Metrogas distributed dividends for AR$100 billion, equivalent to ~US$67 million. As YPF holds a 70% ownership interest in Metrogas, the Company collected ~US$47 million in 3Q 2026.

2Q26	YPF	YPF	2Q26

4.       LIQUIDITY AND SOURCES OF CAPITAL

4.1 CASH FLOW SUMMARY

The free cash flow in 2Q26 remained at positive territory of US$824 million, primarily driven by the all-time-high EBITDA of US$2.8 billion and dividend collections (US$85 million) that largely suppressed the CAPEX of the period (-US$1.3 billion), regular interest payments (-US$115 million), M&A activity (-US$188 million) and working capital and others (-US$422 million).

In terms of M&A activity, the Company deployed US$188 million to acquire Equinor’s assets in Vaca Muerta (YPF added +4.9% stake in Bandurria Sur and +15% in Bajo del Toro and Bajo del Toro Norte shale blocks). Excluding this non-recurring effect, quarterly free cash flow would have reached US$1.0 billion. Moreover, negative working capital variations and others represented (-US$422 million), mainly explained by seasonality in natural gas collections and, to a minor extent, one-off items associated with the divestment of conventional assets.

In terms of liquidity, the strong cash generation described above drove to a significant increase in our cash and short-term investments, reaching US$2,474 million as of the end of June 2026 (+US$782 million vs. 1Q26) and marking the highest level in YPF’s history.

Notes [*] YPF S.A. standalone. [1] Approximation of cash flow evolution, highlighting key figures. Cash & equivalents include Argentine sovereign bonds and Treasury notes. [2] Others consider higher seasonal gas sales, mature fields one-off items (-31): [operating optimizations (-21), TDF agreement (-5), severance indemnities (-10), additions of assets held for sale (-4), among others +9], Tax Normalization Plan established by ARCA Resolution No. 5.684/2025, contribution to affiliates (-75), among others. [3] Others include mainly FX differences and net collection for sale of financial assets.

4.2 NET DEBT

Net debt breakdown	2Q26	1Q26	2Q25	Q/Q ∆
Unaudited Figures, in US$ million
Short-term debt	1,607	1,591	2,252	1.0%
Long-term debt	8,521	8,526	7,592	-0.1%
Total debt	10,128	10,117	9,844	0.1%
Avg. Interest rate for US$-debt	7.0%	7.1%	6.6%
% of debt in USD	99.5%	99.2%	99.7%
Cash + short term investments	2,474	1,692	1,011	46.2%
% of liquidity dollarized	67.6%	69.8%	67.2%
Net debt	7,654	8,425	8,833	-9.2%

Average interest rates for US$ debt refer to YPF on a stand-alone basis.

2Q26	YPF	YPF	2Q26

As of June 30, 2026, YPF’s consolidated net debt totaled US$7,654 million (US$771 million lower q/q), reflecting robust free cash flow generation that strengthened the Company’s liquidity position.  As a result, our net leverage ratio enhanced from 1.57x in 1Q26 to 1.09x in 2Q26. Also, it represents 48% reduction from the peak in 3Q25 (2.10x).

In terms of financing during 2Q26, we issued a new 4-y bond in the local market for US$122 million, at a yield of 5.5%, taking advantage of favorable market conditions to secure low-cost, long-term funding. The proceeds were used to prepay a loan maturing in 2028, further strengthening our credit profile. Moreover, during April we prepaid around US$220 million of local loans and trade facilities maturing mostly in 2027 and 2028.

Regarding international financial debt, in 2Q26 the Company drew an additional US$400 million under the US$700 million syndicated export financing facility signed in 4Q25. The drawdown followed an agreement with lenders to extend the availability period by two months and the final maturity by one year, bringing the total outstanding amount under the facility to US$450 million.

After 2Q26, we successfully reopened the local bond originally issued in April, raising an additional US$170 million at a yield of 5.5%. The proceeds will be used to repurchase our US$140 million local bond maturing in Feb-27.

Regarding our maturity profile, for the remaining 6 months of 2026, the Company faces US$676 million of manageable maturities: US$280 million of local bonds (US$3.7 million repurchased after 2Q26); US$187 million of international bonds and the remaining in other local and international debts.

Additionally, during 2Q26, YPF’s credit rating was upgraded by Fitch and S&P Global, following the sovereign rating upgrade: Fitch upgraded from CCC+ to B-, with a stable outlook and S&P Global from B- to B. Furthermore, in July, Moody’s also upgraded the Company’s rating from B2 to B1, with a stable outlook. These latest updates represent the highest ratings the Company achieved since 2017 and 2018.

The following chart shows our consolidated principal debt maturity profile as of June 30, 2026:

2Q26	YPF	YPF	2Q26

5.       TABLES

5.1 CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet
Unaudited Figures	30-Jun-26	31-Dec-25
Non-current Assets
Intangible assets	1,079	1,068
Properties, plant and equipment	20,433	19,085
Right-of-use assets	689	537
Investments in associates and joint ventures	2,056	1,610
Deferred income tax assets, net	24	9
Other receivables	797	648
Trade receivables	6	5
Total Non-current Assets	25,084	22,962
Current Assets
Assets held for disposal	432	1,019
Inventories	1,643	1,447
Contract assets	7	3
Other receivables	666	1,159
Trade receivables	2,087	1,654
Investment in financial assets	1,156	262
Cash and cash equivalents	1,318	933
Total Current Assets	7,309	6,477
Total Assets	32,393	29,439
Total Shareholders´ Equity	12,795	11,044
Non-current Liabilities
Provisions	661	610
Deferred income tax liabilities, net	446	373
Contract liabilities	236	180
Income tax liability	801	830
Other taxes payable	12	18
Salaries and social security	134	63
Lease liabilities	410	273
Loans	8,521	8,226
Other liabilities	547	373
Accounts payable	5	6
Total non-current Liabilities	11,773	10,952
Current Liabilities
Liabilities directly associated with assets held for sale	981	1,181
Provisions	236	229
Contract liabilities	192	117
Income tax liability	781	73
Taxes payable	401	217
Salaries and social security	300	336
Lease liabilities	304	298
Loans	1,607	2,355
Other liabilities	737	399
Accounts payable	2,286	2,238
Total Current Liabilities	7,825	7,443
Total Liabilities	19,598	18,395
Total Liabilities and Shareholders’ Equity	32,393	29,439

Note: Information reported in accordance with International Financial Reporting Standards (IFRS)

2Q26	YPF	YPF	2Q26

5.2 CONSOLIDATED INCOME STATEMENT

Income Statement	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Revenues	6,574	4,946	4,641	32.9%	41.7%	11,520	9,249	24.6%
Costs	(3,609)	(3,188)	(3,447)	13.2%	4.7%	(6,797)	(6,756)	0.6%
Gross profit	2,965	1,758	1,194	68.7%	148.4%	4,723	2,493	89.4%
Selling expenses	(601)	(489)	(510)	22.9%	17.8%	(1,090)	(1,007)	8.3%
Administrative expenses	(323)	(291)	(233)	11.0%	38.3%	(614)	(492)	24.9%
Exploration expenses	(17)	(20)	(21)	-15.0%	-19.0%	(37)	(51)	-27.5%
Inventories write-down and reversal of impairment losses of property, plant and equipment	(8)	-	9	N/A	N/A	(8)	9	N/A
Other net operating results	(203)	(80)	(26)	153.8%	680.8%	(283)	(349)	-18.9%
Operating income	1,813	878	412	106.5%	340.0%	2,691	604	345.5%
Income from equity interests in associates and joint ventures	115	101	(6)	13.9%	N/A	216	75	188.0%
Financial Income	63	32	28	96.9%	125.0%	95	44	115.9%
Financial Cost	(312)	(304)	(279)	2.6%	11.8%	(616)	(564)	9.2%
Other financial results	119	(55)	(5)	N/A	N/A	64	19	239.5%
Net financial results	(130)	(327)	(256)	-60.2%	-49.3%	(457)	(501)	-8.8%
Net profit before income tax	1,798	652	150	175.8%	1101.3%	2,450	178	1277.6%
Income tax	(593)	(243)	(92)	144.0%	546.9%	(836)	(130)	543.8%
Net (loss) / profit for the period	1,205	409	58	194.6%	1977.6%	1,614	48	3262.5%
Net (loss) / profit for the period attributable to:
Shareholders of the parent company	1,201	404	50	197.3%	2302.0%	1,605	34	4620.6%
Non-controlling interest	4	5	8	-20.0%	-50.0%	9	14	-35.7%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	3.07	1.03	0.13	198.1%	2261.5%	4.10	0.09	4455.6%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS)

5.3 SUMMARY OF CONSOLIDATED CASHFLOW STATEMENT

Summary Consolidated Cash Flow	2Q26	1Q26	2Q25	Q/Q ∆	Y/Y ∆	1H26	1H25	Y/Y ∆
Unaudited Figures, in US$ million
Cash BoP	1,326	933	938	42.1%	41.4%	933	1,118	-16.5%
Net cash flow from operating activities	2,372	1,865	1,146	27.2%	107.0%	4,237	1,996	112.3%
Net cash flow from investing activities	(2,031)	(709)	(1,258)	186.5%	61.4%	(2,740)	(2,641)	3.7%
Net cash flow from financing activities	(328)	(787)	20	-58.3%	N/A	(1,115)	374	N/A
FX adjustments & other	(21)	24	(72)	N/A	-70.8%	3	(73)	N/A
Cash EoP	1,318	1,326	774	-0.6%	70.3%	1,318	774	70.3%
Investment in financial assets	1,156	366	237	215.8%	387.8%	1,156	237	387.8%
Cash + short-term investments EoP	2,474	1,692	1,011	46.2%	144.7%	2,474	1,011	144.7%
FCF	824	871	(365)	-5.4%	N/A	1,695	(1,322)	N/A

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments

2Q26	YPF	YPF	2Q26

6.       ABOUT YPF

YPF is the largest energy company in Argentina, fully integrated in the oil and gas value chain. Our main businesses are: (i) in the upstream, we produce ~30% of the country’s oil and gas, and we are the largest shale producer in Vaca Muerta, in process of divestment of conventional mature fields; (ii) in the downstream, we operate 3 refineries (+50% of Argentina’s refining capacity) and lead the local diesel and gasoline sales (market share >55%); and (iii) in gas and power, Metrogas, our subsidiary, distributes ~25% of the country’s natural gas, while YPF Luz, our affiliate, is the third largest power generation company in Argentina. The Government is the controlling shareholder with a 51% stake, and YPF is listed in the NYSE and ByMA.

7.       DISCLAIMER

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.

This document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document may have been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this document or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this document or its contents or otherwise arising in connection therewith.

This document may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this document are provided as at the date of this document and are subject to verification, completion and change without notice.

This document includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this document. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This document is not intended to constitute and should not be construed as investment advice. The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer